Filed pursuant to Rule 433
Registration No. 333-150353

Filed: April 24, 2008

FOR FURTHER INFORMATION AT THE COMPANY:

Tom Tolda
Chief Financial Officer
(626) 768-6788

EAST WEST BANCORP STRENGTHENS CAPITAL POSITION,
RAISING $200 MILLION IN SALE OF CONVERTIBLE PREFERRED STOCK

PASADENA, California—April 24, 2008—East West Bancorp, Inc. (Nasdaq: EWBC), parent company of East West Bank, one of the nation's premier community banks, today announced the underwriter has exercised its option to purchase additional Non-Cumulative Perpetual Convertible Preferred Stock (the "Preferred Stock") for $25 million related to the public offering announced yesterday, bringing the total gross proceeds to $200 million.

The strong demand for the Preferred Stock in the offering rendered it oversubscribed within hours and allowed the Company to increase the offering from its initial announced size of $150 million to $200 million. Proceeds to the Company from the offering will be reduced by underwriting discounts and expenses.

"The positive response and strong oversubscription to this offering reflects the substantial demand among our existing institutional shareholders and the confidence new investors place on East West's core value and growth potential," said Dominic Ng, Chairman, President and Chief Executive Officer. "We expect that the capital infusion will position the Bank for stronger growth as the economy strengthens and keep our capital ratios at very healthy levels as we contend with current economic conditions," continued Ng.

The capital infusion will further enhance the Company's capital ratios, which are already substantially above the regulatory requirements for well-capitalized banks. The Company's resulting estimated ratios are, 12.31% total risk-based capital, 10.50% tier I risk-based capital, and 10.26% tier I leverage capital, compared to regulatory requirements for well-capitalized banks of 10% total risk-based capital, 6% tier I risk-based capital, and 5% tier I leverage capital.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

About East West Bank

East West Bancorp is a publicly owned company, with $11.8 billion in assets, whose stock is traded on the Nasdaq Global Select Market under the symbol "EWBC". The company's wholly owned subsidiary, East West Bank, is the second largest independent commercial bank headquartered in Southern California with 72 branch locations. East West Bank serves the community with 70 branch locations across Southern and Northern California and a branch location in Houston, Texas. East West Bank has three international locations in Greater China, including a full-service branch in Hong Kong and representative offices in Beijing and Shanghai. For more information on East West Bancorp, visit the company's website at www.eastwestbank.com.

Forward-Looking Statements

This press release contains statements that the Company believes are "forward-looking statements". These statements relate to the Company's financial condition, results of operations, plans, objectives, future performance or business. You should not place undue reliance on these statements, as they are subject to risks and uncertainties. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements the Company may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Company. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to, failure to consummate the transactions contemplated by the underwriting agreement between Lehman Brothers, Inc. and the Company, competitive pressures on product pricing and services and financial institutions generally; changes in the interest rate environment may reduce interest margins; prepayment rates, loan originations and sale volumes, charge-offs and loan loss provisions are inherently uncertain; deterioration in the Company's loan portfolio could be worse than expected due to a number of factors such as the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected; general economic conditions, either nationally or in the states in which the Company does business, may be less favorable than expected; political developments, wars or other hostilities may disrupt or increase volatility in securities markets or otherwise affect economic conditions; changes and trends in the capital markets; the nature, extent and timing of legislative or regulatory changes, reforms or actions, or significant litigation, may adversely affect the businesses in which the Company is engaged; effects of critical accounting policies and judgments; changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies; fluctuation of the Company's stock price; ability to attract and retain the Company's key personnel; ability to receive dividends from the Company's subsidiaries; success and timing of other business strategies; ability to secure confidential information through the use of computer systems and telecommunications network; and the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity. You should refer to the Company's periodic and current reports filed with the Securities and Exchange Commission for further information on other factors which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

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